Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 22, 2018

VIA EDGAR AND HAND DELIVERY

Kim McManus

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3233

Washington, D.C. 20549

Re:	New Frontier Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed June 20, 2018

File No. 333-225421

Dear Ms. McManus:

On behalf of our client, New Frontier Corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 21, 2018, relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on June 20, 2018 (the “Amendment No. 2”).

The Company has filed via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects the Company’s response to the comment received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 3 marked to show changes from Amendment No. 2.

For ease of review, we have set forth below the comment of the Staff’s letter in bold and the Company’s response thereto, including a cross-reference to the location in Amendment No. 3 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 3.

June 22, 2018 Page 2

The Offering, page 8

1.	You currently state that you would need approximately 27.7% of the public shares sold in this offering to be voted in favor of an initial business combination in order to have the initial business combination approved. You also state that any units purchased by Mr. Leung, Mr. Wu, or investors identified by them would decrease the number of public shares needed to vote in favor of an initial business combination. Please revise to balance the 27.7% figure with the percentage of public shares required to approve an initial business combination if Mr. Leung, Mr. Wu, and other investors purchase the full 9 million of units for which they have provided indications of interest and vote such shares in favor of an initial business combination.

Response: The Company has revised the disclosure on page 14 and throughout the prospectus to disclose that if Mr. Leung and Mr. Wu purchase the 900,000 units for which they have indicated an interest, the Company would need 5,462,501 additional votes, or approximately 23.8% of the public shares sold in the offering, in order to have the initial business combination approved. The Company has further revised such disclosure to disclose that, in addition, if such investors identified by Mr. Leung and Mr. Wu purchase at least 5,462,501 units for which they have indicated an interest and continue to hold the shares included in such units at the time of the vote on the initial business combination and, in their independent discretion, elect to vote such shares in favor of the initial business combination, no additional votes would be required in order to have the initial business combination approved.

Please contact me at (212) 294-5336 if you have any questions or require any additional information in connection with this letter or Amendment No. 3.

Sincerely,

/s/ Joel L. Rubinstein